SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 2 for the month of November 2002



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
          -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F __
                   -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __            No  X
                              ---

                           BELZBERG TECHNOLOGIES INC.

         Belzberg Technologies Inc. filed the following document with the SEDAR:

     1. Management's Discussion and Analysis of Belzberg Technologies Inc. - September 30, 2002.

     2. Consolidated Financial Statements of Belzberg Technologies Inc. - September 30, 2002.

     3. Press Release dated November 18, 2002 announcing that Electronic Brokerage Systems LLC, a wholly owned subsidiary of Belzberg Technologies, Inc. has become a member of New York Stock Exchange on November 15, 2002.

         The above-referenced documents are filed as exhibits to this Form 6-K.

Exhibit 99.1 Management's Discussion and Analysis of Belzberg Technologies Inc. - September 30, 2002.

Exhibit 99.2 Consolidated Financial Statements of Belzberg Technologies Inc. - September 30, 2002.

Exhibit 99.3 Press Release dated November 18, 2002 announcing that Electronic Brokerage Systems LLC, a wholly owned subsidiary of Belzberg Technologies, Inc. has become a member of New York Stock Exchange on November 15, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 19, 2002


                                                     BELZBERG TECHNOLOGIES INC.


                                             By: /s/ J. Stephen Wilson
                                                     J. Stephen Wilson
                                                     Chief Financial Officer